NewsRelease Distinguished industry leader, Hal Kvisle, named as Board Chair of new Liquids Pipelines Company CALGARY, Alberta – Oct. 12, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is pleased to announce that distinguished industry leader Hal Kvisle has agreed to be appointed as Chair of the new Liquids Pipelines Company’s Board of Directors. Today’s announcement follows the July 27, 2023 disclosure that TC Energy plans to separate into two independent, investment-grade, publicly listed companies through the spinoff of its Liquids Pipelines business (the Transaction or the spinoff). TC Energy’s decision to pursue the spinoff will allow TC Energy and the new Liquids Pipelines Company to maximize asset value by positioning both entities to fully leverage growth opportunities and meet the growing demand for their services. The Transaction is anticipated to be completed on a tax-free basis in the second half of 2024. “Hal is an inspiring and seasoned leader with extensive industry experience and intimate knowledge of TC Energy’s highly competitive North American liquids system,” said Siim A. Vanaselja, Chair of TC Energy’s Board of Directors. “With his visionary leadership and strategic insights, I am confident Hal’s prudent decision-making and counsel will help position the new company for long-term success.” A Special Committee of TC Energy’s Board of Directors engaged an executive search firm to identify and evaluate highly qualified Board Chair candidates. “I am honoured to be named as Chair of the Board of Directors and look forward to working closely with the management team to deliver superior and enduring shareholder value,” said Mr. Kvisle. “The new company has a tremendous runway of opportunities ahead. This is a critical time to maximize the value of these highly strategic assets that safely transport secure supply to the highest demand markets.” Mr. Kvisle has immense chair and director experience from his service on the board of directors of companies including Cenovus Energy, ARC Resources Ltd., Finning International Inc., Bank of Montreal and Talisman Energy Inc. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy. Prior to joining the Company, in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Maximizing the value of the Liquids Pipelines business assets Through the spinoff, TC Energy is strengthening its strategic position and protecting the terminal value of the liquids pipelines assets, increasing the ability to offer service and re-contract long-term, take-or-pay contracts. The new Liquids Pipelines Company will focus on the value of its unrivalled asset base. For additional detail on the Transaction, investor presentation materials and more, please visit our website at www.tcenergy.com/liquids- spinoff. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. Exhibit 99.1

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking(such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to the realization of the anticipated benefits of the Transaction; the terms, timing and completion of the Transaction, including the timely receipt of all necessary court, regulatory, third- party and shareholder approvals; the growth of the North American energy market; the ability of TC Energy and the Liquids Company to successfully implement their respective strategic priorities and whether they will yield the expected benefits; and the ability of TC Energy and the Liquids Company to implement capital allocation strategies aligned with maximizing shareholder value. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Forward-looking statements do not guarantee future performance and you should not put undue reliance on forward-looking information. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business, the Transaction or events that happen after the date of this release. We do not update our forward- looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522